Exhibit 99.2

NORBORD INC.

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

WEDNESDAY, MAY 6, 2020

The Annual Meeting of Shareholders of Norbord Inc. (the “Corporation”) was held in Toronto, Ontario, Canada on Wednesday, May 6, 2020 at 10:00 a.m. in the Corporation’s offices at 1 Toronto Street, Suite 600, Toronto, Ontario. At this meeting there were 221 shareholders represented in person or by proxy holding 68,922,650 common shares and representing 84.54% of the Corporation’s 81,526,577 issued and outstanding common shares as of the record date of March 9, 2020.

The following is a summary of the votes cast by the common shareholders:

Election of Directors

All of the nine nominees proposed by management for election to the Board of Directors at the Annual Meeting were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the Election of Directors were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack Cockwell	61,490,886	90.46	6,481,916	9.54
Paul Gagné	67,543,313	99.37	429,489	0.63
Peter Gordon	61,374,296	90.29	6,598,506	9.71
Paul Houston	65,191,313	95.91	2,781,489	4.09
Marian Lawson	67,704,103	99.60	268,699	0.40
Colleen McMorrow	67,802,993	99.75	169,809	0.25
Denise Nemchev	67,649,144	99.52	323,658	0.48
Lori Pearson	61,960,846	91.16	6,011,956	8.84
Peter Wijnbergen	65,679,568	96.63	2,293,234	3.37

Appointment of Auditors

The resolution to appoint KPMG LLP as the Corporation’s auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the Directors to fix their remuneration, was adopted on a vote by a majority of the votes cast by the shareholders represented by proxy. The proxies received by management for the Appointment of the Auditors were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	68,609,259	99.58
Votes Withheld	290,235	0.42

Total Votes Cast	68,899,494	100.00

Advisory Vote on Executive Compensation

The resolution to approve the adoption of an annual non-binding advisory vote by shareholders on executive compensation was adopted on a vote by a majority of the votes cast by the shareholders represented by proxy. The proxies received by management for the approval of the Say on Pay Advisory Vote were as follows:

	Total Votes	% of Votes Cast
Votes in Favour	58,007,860	85.34
Votes Against	9,964,940	14.66

Total Votes Cast	67,972,800	100.00

Dated: May 6, 2020	(signed) Tracy Connelly McGilley
Tracy Connelly McGilley
General Counsel & Corporate Secretary

2020 VOTING RESULTS